CONSOLIDATED BALANCE SHEETS

As at	Note	Sep 30 2018	Dec 31 2017
(millions of Canadian dollars, unaudited)
ASSETS
Current assets
Cash and cash equivalents		$296	$137
Accounts receivable		1,977	2,397
Current income taxes receivable		—	322
Inventory		1,118	894
Prepaids and other		293	175
Investments	7	658	893
Current portion of other long-term assets	8	63	79
		4,405	4,897
Exploration and evaluation assets	4	2,990	2,632
Property, plant and equipment	5	64,705	65,170
Other long-term assets	8	1,244	1,168
		$73,344	$73,867

LIABILITIES
Current liabilities
Accounts payable		$1,008	$775
Accrued liabilities		2,558	2,597
Current income taxes payable		396	—
Current portion of long-term debt	9	500	1,877
Current portion of other long-term liabilities	10	332	1,012
		4,794	6,261
Long-term debt	9	19,233	20,581
Other long-term liabilities	10	4,614	4,397
Deferred income taxes		11,310	10,975
		39,951	42,214
SHAREHOLDERS’ EQUITY
Share capital	12	9,393	9,109
Retained earnings		24,033	22,612
Accumulated other comprehensive loss	13	(33)	(68)
		33,393	31,653
		$73,344	$73,867
Commitments and contingencies (note 17).

Approved by the Board of Directors on October 31, 2018.

Canadian Natural Resources Limited	1	Nine Months Ended September 30, 2018

CONSOLIDATED STATEMENTS OF EARNINGS

		Three Months Ended		Nine Months Ended
(millions of Canadian dollars, except per common share amounts, unaudited)	Note	Sep 30 2018	Sep 30 2017	Sep 30 2018	Sep 30 2017
Product sales		$6,327	$4,725	$18,451	$12,844
Less: royalties		(428)	(259)	(1,126)	(705)
Revenue		5,899	4,466	17,325	12,139
Expenses
Production		1,585	1,597	4,837	4,011
Transportation, blending and feedstock		1,031	863	3,325	2,368
Depletion, depreciation and amortization	5	1,306	1,271	3,833	3,780
Administration		77	73	234	235
Share-based compensation	10	(85)	114	2	37
Asset retirement obligation accretion	10	47	44	140	119
Interest and other financing expense		180	183	560	462
Risk management activities	16	(29)	104	(116)	33
Foreign exchange (gain) loss		(168)	(367)	281	(770)
Gain on acquisition, disposition and revaluation of properties	4, 5, 6	(272)	(114)	(411)	(379)
Loss (gain) from investments	7, 8	82	(84)	219	(28)
		3,754	3,684	12,904	9,868
Earnings before taxes		2,145	782	4,421	2,271
Current income tax expense (recovery)	11	197	(50)	608	(76)
Deferred income tax expense	11	146	148	446	346
Net earnings		$1,802	$684	$3,367	$2,001
Net earnings per common share
Basic	15	$1.48	$0.56	$2.75	$1.72
Diluted	15	$1.47	$0.56	$2.74	$1.71

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three Months Ended		Nine Months Ended
(millions of Canadian dollars, unaudited)	Sep 30 2018	Sep 30 2017	Sep 30 2018	Sep 30 2017
Net earnings	$1,802	$684	$3,367	$2,001
Items that may be reclassified subsequently to net earnings
Net change in derivative financial instruments designated as cash flow hedges
Unrealized income (loss) during the period, net of taxes of $1 million (2017 – $3 million) – three months ended; $1 million (2017 – $9 million) – nine months ended	8	21	(7)	60
Reclassification to net earnings, net of taxes of $2 million (2017 – $1 million) – three months ended; $5 million (2017 – $4 million) – nine months ended	(9)	(7)	(31)	(29)
	(1)	14	(38)	31
Foreign currency translation adjustment
Translation of net investment	(44)	(83)	73	(158)
Other comprehensive (loss) income, net of taxes	(45)	(69)	35	(127)
Comprehensive income	$1,757	$615	$3,402	$1,874

Canadian Natural Resources Limited	2	Nine Months Ended September 30, 2018

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Nine Months Ended
(millions of Canadian dollars, unaudited)	Note	Sep 30 2018	Sep 30 2017
Share capital	12
Balance – beginning of period		$9,109	$4,671
Issued for the acquisition of AOSP and other assets (1)	6	—	3,818
Issued upon exercise of stock options		320	280
Previously recognized liability on stock options exercised for common shares		118	75
Purchase of common shares under Normal Course Issuer Bid		(154)	—
Balance – end of period		9,393	8,844
Retained earnings
Balance – beginning of period		22,612	21,526
Net earnings		3,367	2,001
Purchase of common shares under Normal Course Issuer Bid	12	(720)	—
Dividends on common shares	12	(1,226)	(975)
Balance – end of period		24,033	22,552
Accumulated other comprehensive income	13
Balance – beginning of period		(68)	70
Other comprehensive income (loss), net of taxes		35	(127)
Balance – end of period		(33)	(57)
Shareholders’ equity		$33,393	$31,339

(1)
In connection with the acquisition of direct and indirect interests in the Athabasca Oil Sands Project ("AOSP") and other assets, the Company issued non-cash share consideration of $3,818 million in the second quarter of 2017. See note 6.

Canadian Natural Resources Limited	3	Nine Months Ended September 30, 2018

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three Months Ended		Nine Months Ended
(millions of Canadian dollars, unaudited)	Note	Sep 30 2018	Sep 30 2017	Sep 30 2018	Sep 30 2017
Operating activities
Net earnings		$1,802	$684	$3,367	$2,001
Non-cash items
Depletion, depreciation and amortization		1,306	1,271	3,833	3,780
Share-based compensation		(85)	114	2	37
Asset retirement obligation accretion		47	44	140	119
Unrealized risk management (gain) loss		(21)	8	(62)	(38)
Unrealized foreign exchange (gain) loss		(182)	(404)	158	(819)
Realized foreign exchange loss on repayment of US dollar debt securities		—	—	146	—
Loss (gain) from investments	7, 8	89	(76)	240	(7)
Deferred income tax expense		146	148	446	346
Gain on acquisition, disposition and revaluation of properties	4, 5, 6	(272)	(114)	(411)	(379)
Other		(20)	(6)	(5)	(13)
Abandonment expenditures		(57)	(65)	(197)	(211)
Net change in non-cash working capital		889	918	1,067	1,008
		3,642	2,522	8,724	5,824
Financing activities
(Repayment) issue of bank credit facilities and commercial paper, net	9	(1,468)	(22)	(1,847)	2,612
Issue of medium-term notes, net	9	—	—	—	1,791
(Repayment) issue of US dollar debt securities, net	9	—	—	(1,236)	2,733
Issue of common shares on exercise of stock options		47	56	320	280
Purchase of common shares under Normal Course Issuer Bid		(433)	—	(874)	—
Dividends on common shares		(409)	(334)	(1,156)	(917)
		(2,263)	(300)	(4,793)	6,499
Investing activities
Net expenditures on exploration and evaluation assets		(297)	(67)	(361)	(108)
Net expenditures on property, plant and equipment		(1,119)	(1,962)	(2,992)	(3,510)
Acquisition of AOSP and other assets, net of cash acquired (1)	6	—	—	—	(8,630)
Investment in other long-term assets		—	(21)	(28)	(44)
Net change in non-cash working capital		151	90	(391)	264
		(1,265)	(1,960)	(3,772)	(12,028)
Increase in cash and cash equivalents		114	262	159	295
Cash and cash equivalents – beginning of period		182	50	137	17
Cash and cash equivalents – end of period		$296	$312	$296	$312
Interest paid, net		$224	$218	$707	$540
Income taxes received		$(118)	$(479)	$(195)	$(804)

(1)	The acquisition of AOSP in the second quarter of 2017 includes net working capital of $291 million and excludes non-cash share consideration of $3,818 million. See note 6.

Canadian Natural Resources Limited	4	Nine Months Ended September 30, 2018

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts in millions of Canadian dollars, unless otherwise stated, unaudited)
1. ACCOUNTING POLICIES
Canadian Natural Resources Limited (the “Company”) is a senior independent crude oil and natural gas exploration, development and production company. The Company’s exploration and production operations are focused in North America, largely in Western Canada; the United Kingdom (“UK”) portion of the North Sea; and Côte d’Ivoire, Gabon, and South Africa in Offshore Africa.
The "Oil Sands Mining and Upgrading" segment produces synthetic crude oil through bitumen mining and upgrading operations at Horizon Oil Sands ("Horizon") and through the Company's direct and indirect interest in the Athabasca Oil Sands Project ("AOSP").
Within Western Canada, the Company maintains certain midstream activities that include pipeline operations, an electricity co-generation system and an investment in the North West Redwater Partnership ("Redwater Partnership"), a general partnership formed in the Province of Alberta.
The Company was incorporated in Alberta, Canada. The address of its registered office is 2100, 855 - 2 Street S.W., Calgary, Alberta, Canada.
These interim consolidated financial statements and the related notes have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”, following the same accounting policies as the audited consolidated financial statements of the Company as at December 31, 2017, except as disclosed in note 2. These interim consolidated financial statements contain disclosures that are supplemental to the Company’s annual audited consolidated financial statements. Certain disclosures that are normally required to be included in the notes to the annual audited consolidated financial statements have been condensed. These interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2017.
2. CHANGES IN ACCOUNTING POLICIES
IFRS 15 "Revenue from Contracts with Customers"
In May 2014, the IASB issued IFRS 15 “Revenue from Contracts with Customers” to provide guidance on the recognition of revenue and cash flows arising from an entity’s contracts with customers, and related disclosures. The new standard replaces several existing standards related to recognition of revenue and states that revenue should be recognized as performance obligations related to the goods or services delivered are settled. IFRS 15 also provides revenue accounting guidance for contract modifications and multiple-element contracts and prescribes additional disclosure requirements.
The Company adopted IFRS 15 on January 1, 2018 using the retrospective with cumulative effect method. There were no changes to reported net earnings or retained earnings as a result of adopting IFRS 15. Under the standard, the Company is required to provide additional disclosure of disaggregated revenue by major product type. In connection with adoption of the standard, the Company has reclassified certain comparative amounts in a manner consistent with the presentation adopted this period.
Upon adoption of IFRS 15, the Company applied the practical expedient such that contracts that were completed in the comparative periods have not been restated. Applying this expedient had no impact to the revenue recognized under the previous revenue accounting standard as all performance obligations had been met and the consideration had been determined.
Effective January 1, 2018, the Company’s accounting policy for Revenue is as follows:
Revenue from the sale of crude oil and NGLs and natural gas products is recognized when control of the product passes to the customer and it is probable that the Company will collect the consideration to which it is entitled. Control generally passes to the customer at the point in time when the product is delivered to a location specified in a contract. The Company assesses customer creditworthiness, both before entering into contracts and throughout the revenue recognition process.

Canadian Natural Resources Limited	5	Nine Months Ended September 30, 2018

Contracts for sale of the Company’s products generally have terms of less than a year, with certain contracts extending beyond one year. Contracts in North America generally specify delivery of crude oil and NGLs and natural gas throughout the term of the contract. Contracts in the North Sea and Offshore Africa generally specify delivery of crude oil at a point in time.
Sales of the Company’s crude oil and NGLs and natural gas products to customers are made pursuant to contracts based on prevailing commodity pricing at or near the time of delivery. Revenues are typically collected in the month following delivery and accordingly, the Company has elected to apply the practical expedient to not adjust consideration for the effects of a financing component. Purchases and sales of crude oil and NGLs and natural gas with the same counterparty, made to facilitate sales to customers or potential customers, that are entered into in contemplation of one another, are combined and recorded as non-monetary exchanges and measured at the net settlement amount.
Revenue in the consolidated statement of earnings represents the Company’s share of product sales net of royalty payments to governments and other mineral interest owners. The Company discloses the disaggregation of revenues from sales of crude oil and NGLs and natural gas in the segmented information in note 18.
IFRS 9 "Financial Instruments"
Effective January 1, 2014, the Company adopted the version of IFRS 9 “Financial Instruments” issued November 2013. In July 2014, the IASB issued amendments to IFRS 9 to include accounting guidance to assess and recognize impairment losses on financial assets based on an expected loss model.
The Company retrospectively adopted the amendment to IFRS 9 on January 1, 2018 and elected to apply the limited exemption in IFRS 9 relating to transition for impairment. Accordingly, provisions for impairment have not been restated in the comparative periods. Adoption of the amendment did not have a significant impact on the Company’s previous accounting for impairment of financial assets.
Effective January 1, 2018, the Company’s accounting policy for impairment of financial assets is as follows:
At each reporting date, on a forward looking basis, the Company assesses the expected credit losses associated with its debt instruments carried at amortized cost. For trade accounts receivable, the Company applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables. Credit risk is assessed based on the number of days the receivable has been outstanding and an internal credit assessment of the customer. Credit risk for longer-term receivables is assessed based on an internal credit assessment and where available, an external credit rating of the counterparty.

Canadian Natural Resources Limited	6	Nine Months Ended September 30, 2018

3. ACCOUNTING STANDARDS ISSUED BUT NOT YET APPLIED
In January 2016, the IASB issued IFRS 16 “Leases”, which provides guidance on accounting for leases. The new standard replaces IAS 17 “Leases” and related interpretations. IFRS 16 eliminates the distinction between operating leases and financing leases for lessees and requires the recognition of right-of-use assets and lease liabilities on the balance sheet. The Company will elect to apply the exemptions for mineral leases and for certain short-term leases and leases of low-value assets. These leases will not be required to be recognized on the balance sheet.
The new standard is effective January 1, 2019 and is required to be applied retrospectively, with a policy alternative of restating comparative prior periods or recognizing the cumulative adjustment in opening retained earnings at the date of adoption. The Company plans to adopt IFRS 16 on January 1, 2019 using the retrospective with cumulative effect method. The Company is in the process of reviewing its various arrangements, developing business and accounting processes, and making applicable changes to the Company's internal controls as a result of the new standard.
While the Company has not completed its quantitative analysis of the impacts of IFRS 16, the Company expects material increases in the assets and liabilities reported on the balance sheet. In addition, the Company expects the statement of earnings to be impacted for the amortization of right-of-use assets, interest expense, and lease recoveries from partners, with corresponding decreases in operating, transportation and administrative expenses. Under the new standard, cash outflows for repayment of the principal portion of the lease liability will be classified as cash flows from financing activities. The interest portion of the lease payments will continue to be classified as cash flows from operating activities.
4. EXPLORATION AND EVALUATION ASSETS

	Exploration and Production			Oil Sands Mining and Upgrading	Total
	North America	North Sea	Offshore Africa
Cost
At December 31, 2017	$2,282	$—	$91	$259	$2,632
Additions/Acquisitions	234	—	29	222	485
Transfers to property, plant and equipment	(119)	—	—	—	(119)
Disposals/derecognitions and other	(1)	—	—	(7)	(8)
At September 30, 2018	$2,396	$—	$120	$474	$2,990
During the nine months ended September 30, 2018, the Company acquired a number of exploration and evaluation properties in the Oil Sands Mining and Upgrading and North America Exploration and Production segments.
In the Oil Sands Mining and Upgrading segment, the Company acquired the Joslyn oil sands project including exploration and evaluation assets of $222 million and associated asset retirement obligations of $4 million. Total consideration of $218 million was comprised of $100 million cash on closing with the remaining balance paid equally over each of the next five years.
In the North America Exploration and Production segment, the Company completed the acquisition of Laricina Energy Ltd., including exploration and evaluation assets of $118 million and property, plant and equipment of $44 million. In addition, the Company also acquired cash of $24 million and deferred income tax assets of $168 million and assumed net working capital liabilities of $18 million, asset retirement obligations of $17 million and notes payable of $48 million. Total purchase consideration was $46 million, resulting in a pre-tax gain of $225 million on the acquisition, representing the excess of the fair value of the net assets acquired compared to total purchase consideration. The Company settled the notes payable immediately following the completion of the acquisition. The transaction was accounted for using the acquisition method of accounting.

Canadian Natural Resources Limited	7	Nine Months Ended September 30, 2018

5. PROPERTY, PLANT AND EQUIPMENT

	Exploration and Production			Oil Sands Mining and Upgrading	Midstream	Head Office	Total
	North America	North Sea	Offshore Africa
Cost
At December 31, 2017	$64,816	$7,126	$4,881	$42,084	$428	$414	$119,749
Additions	2,009	293	129	761	11	14	3,217
Transfers from E&E assets	119	—	—	—	—	—	119
Disposals/derecognitions and other	(288)	—	—	(127)	—	—	(415)
Foreign exchange adjustments and other	—	231	158	—	—	—	389
At September 30, 2018	$66,656	$7,650	$5,168	$42,718	$439	$428	$123,059
Accumulated depletion and depreciation
At December 31, 2017	$41,151	$5,653	$3,719	$3,628	$124	$304	$54,579
Expense	2,337	169	139	1,161	11	16	3,833
Disposals/derecognitions	(285)	—	—	(127)	—	—	(412)
Foreign exchange adjustments and other	10	219	133	(8)	—	—	354
At September 30, 2018	$43,213	$6,041	$3,991	$4,654	$135	$320	$58,354
Net book value
- at September 30, 2018	$23,443	$1,609	$1,177	$38,064	$304	$108	$64,705
- at December 31, 2017	$23,665	$1,473	$1,162	$38,456	$304	$110	$65,170

Project costs not subject to depletion and depreciation	Sep 30 2018	Dec 31 2017
Kirby Thermal Oil Sands – North	$1,300	$944
During the nine months ended September 30, 2018, the Company acquired a number of producing crude oil and natural gas properties in the North America and North Sea Exploration and Production segments. These transactions were accounted for using the acquisition method of accounting. Gains reported on the acquisitions represent the excess of the fair value of the net assets acquired compared to total purchase consideration.
In North America Exploration and Production, excluding the impact of acquisitions disclosed in Note 4, the Company acquired property, plant and equipment for net cash consideration paid of $170 million and assumed associated asset retirement obligations of $13 million. No net deferred income tax liabilities were recognized on these net transactions. The Company recognized a pre-tax gain of $47 million on the transactions.
In connection with the acquisition of the remaining interest in certain operations in the North Sea Exploration and Production segment, the Company acquired $108 million of property, plant and equipment, for net proceeds received of $73 million. The Company also acquired net working capital of $7 million, assumed associated asset retirement obligations of $41 million and recognized net deferred income tax liabilities of $27 million related to temporary differences in the carrying amount of the acquired properties and their tax bases. The Company recognized a pre-tax gain of $120 million on the acquisition and a pre-tax revaluation gain of $19 million relating to its previously held interest.
The Company capitalizes construction period interest for qualifying assets based on costs incurred and the Company’s cost of borrowing. Interest capitalization to a qualifying asset ceases once the asset is substantially available for its intended use. For the nine months ended September 30, 2018, pre-tax interest of $50 million (September 30, 2017 – $64 million) was capitalized to property, plant and equipment using a weighted average capitalization rate of 3.9% (September 30, 2017 – 3.8%).

Canadian Natural Resources Limited	8	Nine Months Ended September 30, 2018

6. ACQUISITION OF INTERESTS IN THE ATHABASCA OIL SANDS PROJECT AND OTHER ASSETS
On May 31, 2017, the Company completed the acquisition of a direct and indirect 70% interest in AOSP from Shell Canada Limited and certain subsidiaries (“Shell”) and an affiliate of Marathon Oil Corporation (“Marathon"), including a 70% interest in the mining and extraction operations north of Fort McMurray, Alberta, 70% of the Scotford Upgrader and Quest Carbon Capture and Storage ("CCS") project, and a 100% working interest in the Peace River thermal in situ operations and Cliffdale heavy oil field, as well as other oil sands leases. The Company also assumed certain pipeline and other commitments. The Company consolidates its direct and indirect interest in the assets, liabilities, revenue and expenses of AOSP and other assets in proportion to the Company’s interests.
Total purchase consideration of $12,541 million was comprised of cash payments of $8,217 million, approximately 97.6 million common shares of the Company issued to Shell with a fair value of approximately $3,818 million, and deferred purchase consideration of $506 million (US$375 million) paid to Marathon in March 2018. The fair value of the Company's common shares was determined using the market price of the shares as at the acquisition date.
The acquisition has been accounted for as a business combination using the acquisition method of accounting. The fair value of the assets acquired and liabilities assumed was based on management's best estimate as at the acquisition date. The Company recognized a gain of $230 million, net of transaction costs of $3 million, representing the excess of the fair value of the net assets acquired compared to total purchase consideration.
7. INVESTMENTS
As at September 30, 2018, the Company had the following investments:

	Sep 30 2018	Dec 31 2017
Investment in PrairieSky Royalty Ltd.	$514	$726
Investment in Inter Pipeline Ltd.	144	167
	$658	$893
Investment in PrairieSky Royalty Ltd.
The Company’s investment of 22.6 million common shares of PrairieSky Royalty Ltd. ("PrairieSky") does not constitute significant influence, and is accounted for at fair value through profit or loss, remeasured at each reporting date. As at September 30, 2018, the Company’s investment in PrairieSky was classified as a current asset.
The loss (gain) from the investment in PrairieSky was comprised as follows:

	Three Months Ended		Nine Months Ended
	Sep 30 2018	Sep 30 2017	Sep 30 2018	Sep 30 2017
Fair value loss (gain) from PrairieSky	$73	$(53)	$212	$1
Dividend income from PrairieSky	(5)	(5)	(13)	(13)
	$68	$(58)	$199	$(12)
Investment in Inter Pipeline Ltd.
The Company's investment of 6.4 million common shares of Inter Pipeline Ltd. ("Inter Pipeline") does not constitute significant influence, and is accounted for at fair value through profit or loss, remeasured at each reporting date. As at September 30, 2018, the Company's investment in Inter Pipeline was classified as a current asset.
The loss (gain) from the investment in Inter Pipeline was comprised as follows:

	Three Months Ended		Nine Months Ended
	Sep 30 2018	Sep 30 2017	Sep 30 2018	Sep 30 2017
Fair value loss (gain) from Inter Pipeline	$14	$(3)	$23	$24
Dividend income from Inter Pipeline	(2)	(3)	(8)	(8)
	$12	$(6)	$15	$16

Canadian Natural Resources Limited	9	Nine Months Ended September 30, 2018

8. OTHER LONG-TERM ASSETS

	Sep 30 2018	Dec 31 2017
Investment in North West Redwater Partnership	$287	$292
North West Redwater Partnership subordinated debt (1)	577	510
Risk management (note 16)	237	204
Other	206	241
	1,307	1,247
Less: current portion	63	79
	$1,244	$1,168

(1)	Includes accrued interest.
Investment in North West Redwater Partnership
The Company's 50% interest in Redwater Partnership is accounted for using the equity method based on Redwater Partnership’s voting and decision-making structure and legal form. Redwater Partnership has entered into agreements to construct and operate a 50,000 barrel per day bitumen upgrader and refinery (the "Project") under processing agreements that target to process 12,500 barrels per day of bitumen feedstock for the Company and 37,500 barrels per day of bitumen feedstock for the Alberta Petroleum Marketing Commission (“APMC”), an agent of the Government of Alberta, under a 30 year fee-for-service tolling agreement.
The facility capital cost ("FCC") budget for the Project is currently estimated to be $9,700 million. The Project is currently in the commissioning phase. During 2013, the Company and APMC agreed, each with a 50% interest, to provide subordinated debt, bearing interest at prime plus 6%, as required for Project costs to reflect an agreed debt to equity ratio of 80/20. To September 30, 2018, each party has provided $439 million of subordinated debt, together with accrued interest thereon of $138 million, for a Company total of $577 million. Any additional subordinated debt financing is not expected to be significant.
As per the processing agreements, on June 1, 2018 the Company began paying its 25% pro rata share of the debt portion of the monthly cost of service toll, which currently consists of interest and fees, with principal repayments beginning in 2020 (see note 17). The Company is unconditionally obligated to pay the service toll of the syndicated credit facility and bonds over the tolling period of 30 years.
As at September 30, 2018, Redwater Partnership had borrowings of $2,344 million under its secured $3,500 million syndicated credit facility. During the first quarter of 2018, Redwater Partnership extended $2,000 million of the $3,500 million revolving syndicated credit facility to June 2021. The remaining $1,500 million was extended on a fully drawn non-revolving basis maturing February 2020.
During the three months ended September 30, 2018, the Company recognized an equity loss from Redwater Partnership of $2 million (three months ended September 30, 2017 – gain of $20 million; nine months ended September 30, 2018 – loss of $5 million; nine months ended September 30, 2017 – gain of $32 million).

Canadian Natural Resources Limited	10	Nine Months Ended September 30, 2018

9. LONG-TERM DEBT

	Sep 30 2018	Dec 31 2017
Canadian dollar denominated debt, unsecured
Bank credit facilities	$843	$3,544
Medium-term notes	5,300	5,300
	6,143	8,844
US dollar denominated debt, unsecured
Bank credit facilities (September 30, 2018 - US$2,965 million; December 31, 2017 - US$1,839 million)	3,829	2,300
Commercial paper (September 30, 2018 - US$nil; December 31, 2017 - US$500 million)	—	625
US dollar debt securities (September 30, 2018 - US$7,650 million; December 31, 2017 - US$8,650 million)	9,886	10,828
	13,715	13,753
Long-term debt before transaction costs and original issue discounts, net	19,858	22,597
Less: original issue discounts, net (1)	17	18
transaction costs (1) (2)	108	121
	19,733	22,458
Less: current portion of commercial paper	—	625
current portion of other long-term debt (1) (2)	500	1,252
	$19,233	$20,581

(1)	The Company has included unamortized original issue discounts and premiums, and directly attributable transaction costs in the carrying amount of the outstanding debt.

(2)	Transaction costs primarily represent underwriting commissions charged as a percentage of the related debt offerings, as well as legal, rating agency and other professional fees.
Bank Credit Facilities and Commercial Paper
As at September 30, 2018, the Company had in place revolving bank credit facilities of $4,975 million which were undrawn and available for use. Additionally, the Company had in place fully drawn term credit facilities of $4,750 million. Details of these facilities are described below. Including cash and cash equivalents and other liquidity, the Company had approximately $5,350 million in available liquidity. This excludes certain other dedicated credit facilities supporting letters of credit.

•	a $100 million demand credit facility;

•	a $1,800 million non-revolving term credit facility maturing May 2020;

•	a $2,200 million non-revolving term credit facility maturing October 2020;

•	a $750 million non-revolving term credit facility maturing February 2021;

•	a $2,425 million revolving syndicated credit facility with $330 million maturing in June 2019 and $2,095 million maturing June 2021;

•	a $2,425 million revolving syndicated credit facility maturing June 2022; and

•	a £15 million demand credit facility related to the Company’s North Sea operations.
During the second quarter of 2018, the Company extended the $2,425 million revolving syndicated credit facility originally due June 2020 to June 2022. Each of the $2,425 million revolving facilities is extendible annually at the mutual agreement of the Company and the lenders. If the facilities are not extended, the full amount of the outstanding principal is repayable on the maturity date. Borrowings under these facilities may be made by way of pricing referenced to Canadian dollar bankers' acceptances, US dollar bankers’ acceptances, LIBOR, US base rate or Canadian prime rate.
During the nine months ended September 30, 2018, the Company repaid and cancelled $1,200 million of the $3,000 million non-revolving term credit facility (third quarter of 2018 – $1,050 million; first quarter of 2018 – $150 million) scheduled to mature in May 2020. The required annual amortization of 5% of the original balance is now satisfied. Borrowings under the term loan facility may be made by way of pricing referenced to Canadian dollar bankers' acceptances, US dollar bankers’ acceptances, LIBOR, US base rate or Canadian prime rate. As at September 30, 2018, the $1,800 million facility was fully drawn.

Canadian Natural Resources Limited	11	Nine Months Ended September 30, 2018

During the second quarter of 2018, the Company extended the $2,200 million non-revolving credit facility originally due October 2019 to October 2020. Borrowings under the $2,200 million non-revolving credit facility may be made by way of pricing referenced to Canadian dollar bankers' acceptances, US dollar bankers’ acceptances, LIBOR, US base rate or Canadian prime rate. As at September 30, 2018, the $2,200 million facility was fully drawn.
During the first quarter of 2018, the Company repaid and cancelled the $125 million non-revolving term credit facility scheduled to mature in February 2019. The Company also extended the $750 million non-revolving term credit facility originally due February 2019 to February 2021. Borrowings under the $750 million non-revolving credit facility may be made by way of pricing referenced to Canadian dollar bankers’ acceptances, US dollar bankers' acceptances, LIBOR, US base rate or Canadian prime rate. As at September 30, 2018, the $750 million facility was fully drawn.
The Company’s borrowings under its US commercial paper program are authorized up to a maximum US$2,500 million. The Company reserves capacity under its bank credit facilities for amounts outstanding under this program.
The Company’s weighted average interest rate on bank credit facilities and commercial paper outstanding as at September 30, 2018 was 2.5% (September 30, 2017 – 2.3%), and on total long-term debt outstanding for the nine months ended September 30, 2018 was 3.9% (September 30, 2017 – 3.8%).
As at September 30, 2018, letters of credit and guarantees aggregating to $417 million were outstanding.
Medium-Term Notes
In July 2017, the Company filed a base shelf prospectus that allows for the offer for sale from time to time of up to $3,000 million of medium-term notes in Canada, which expires in August 2019. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance.
US Dollar Debt Securities
During the first quarter of 2018, the Company repaid US$600 million of 1.75% notes and US$400 million of 5.90% notes.
In July 2017, the Company filed a base shelf prospectus that allows for the offer for sale from time to time of up to US$3,000 million of debt securities in the United States, which expires in August 2019. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance.

Canadian Natural Resources Limited	12	Nine Months Ended September 30, 2018

10. OTHER LONG-TERM LIABILITIES

	Sep 30 2018	Dec 31 2017
Asset retirement obligations	$4,393	$4,327
Share-based compensation	292	414
Risk management (note 16)	32	103
Deferred purchase consideration (1) (2)	118	469
Other	111	96
	4,946	5,409
Less: current portion	332	1,012
	$4,614	$4,397
(1) Includes $118 million of deferred purchase consideration at September 30, 2018, payable in annual installments of $25 million over the next five years.
(2) Includes $469 million (US$375 million) of deferred purchase consideration at December 31, 2017, paid to Marathon in March 2018.
Asset Retirement Obligations
The Company’s asset retirement obligations are expected to be settled on an ongoing basis over a period of approximately 60 years and have been discounted using a weighted average discount rate of 4.7% (December 31, 2017 – 4.7%). Reconciliations of the discounted asset retirement obligations were as follows:

	Sep 30 2018	Dec 31 2017
Balance – beginning of period	$4,327	$3,243
Liabilities incurred	15	12
Liabilities acquired, net	75	784
Liabilities settled	(197)	(274)
Asset retirement obligation accretion	140	164
Revision of cost, inflation rates and timing estimates	—	(40)
Change in discount rate	—	509
Foreign exchange adjustments	33	(71)
Balance – end of period	4,393	4,327
Less: current portion	62	92
	$4,331	$4,235

Canadian Natural Resources Limited	13	Nine Months Ended September 30, 2018

Share-Based Compensation
As the Company’s Option Plan provides current employees with the right to elect to receive common shares or a cash payment in exchange for stock options surrendered, a liability for potential cash settlements is recognized. The current portion of the liability represents the maximum amount of the liability payable within the next twelve month period if all vested stock options are surrendered.

	Sep 30 2018	Dec 31 2017
Balance – beginning of period	$414	$426
Share-based compensation expense	2	134
Cash payment for stock options surrendered	(5)	(6)
Transferred to common shares	(118)	(154)
(Recovered from) charged to Oil Sands Mining and Upgrading, net	(1)	14
Balance – end of period	292	414
Less: current portion	192	348
	$100	$66
Included within share-based compensation expense for the nine months ended September 30, 2018 was $8 million related to performance share units granted to certain executive employees (September 30, 2017 - $3 million).
11. INCOME TAXES
The provision for income tax was as follows:

	Three Months Ended		Nine Months Ended
Expense (recovery)	Sep 30 2018	Sep 30 2017	Sep 30 2018	Sep 30 2017
Current corporate income tax – North America	$169	$(43)	$566	$(52)
Current corporate income tax – North Sea	12	11	20	47
Current corporate income tax – Offshore Africa	22	14	43	28
Current PRT (1) – North Sea	(9)	(34)	(29)	(107)
Other taxes	3	2	8	8
Current income tax	197	(50)	608	(76)
Deferred corporate income tax	145	141	428	279
Deferred PRT (1) – North Sea	1	7	18	67
Deferred income tax	146	148	446	346
Income tax	$343	$98	$1,054	$270
(1) Petroleum Revenue Tax.
12. SHARE CAPITAL
Authorized
Preferred shares issuable in a series.
Unlimited number of common shares without par value.

	Nine Months Ended Sep 30, 2018
Issued common shares	Number of shares (thousands)	Amount
Balance – beginning of period	1,222,769	$9,109
Issued upon exercise of stock options	9,584	320
Previously recognized liability on stock options exercised for common shares	—	118
Purchase of common shares under Normal Course Issuer Bid	(20,013)	(154)
Balance – end of period	1,212,340	$9,393

Canadian Natural Resources Limited	14	Nine Months Ended September 30, 2018

Dividend Policy
The Company has paid regular quarterly dividends in each year since 2001. The dividend policy undergoes periodic review by the Board of Directors and is subject to change.
On February 28, 2018, the Board of Directors declared a quarterly dividend of $0.335 per common share, an increase from the previous quarterly dividend of $0.275 per common share.
Normal Course Issuer Bid
On May 16, 2018, the Company's application was approved for a Normal Course Issuer Bid to purchase through the facilities of the Toronto Stock Exchange, alternative Canadian trading platforms, and the New York Stock Exchange, up to 61,454,856 common shares, over a 12-month period commencing May 23, 2018 and ending May 22, 2019. The Company's Normal Course Issuer Bid announced in March 2017 expired on May 22, 2018.
For the nine months ended September 30, 2018, the Company purchased 20,012,727 common shares at a weighted average price of $43.66 per common share for a total cost of $874 million. Retained earnings were reduced by $720 million, representing the excess of the purchase price of common shares over their average carrying value. Subsequent to September 30, 2018, the Company purchased 6,900,000 common shares at a weighted average price of $38.66 per common share for a total cost of $267 million.
Stock Options
The following table summarizes information relating to stock options outstanding at September 30, 2018:

	Nine Months Ended Sep 30, 2018
	Stock options (thousands)	Weighted average exercise price
Outstanding – beginning of period	56,036	$36.67
Granted	3,660	$44.64
Surrendered for cash settlement	(375)	$33.59
Exercised for common shares	(9,584)	$33.40
Forfeited	(2,911)	$38.63
Outstanding – end of period	46,826	$37.87
Exercisable – end of period	10,812	$35.70
The Option Plan is a "rolling 9%" plan, whereby the aggregate number of common shares that may be reserved for issuance under the plan shall not exceed 9% of the common shares outstanding from time to time.
13. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
The components of accumulated other comprehensive income (loss), net of taxes, were as follows:

	Sep 30 2018	Sep 30 2017
Derivative financial instruments designated as cash flow hedges	$9	$58
Foreign currency translation adjustment	(42)	(115)
	$(33)	$(57)

Canadian Natural Resources Limited	15	Nine Months Ended September 30, 2018

14. CAPITAL DISCLOSURES
The Company has defined its capital to mean its long-term debt and consolidated shareholders’ equity, as determined at each reporting date.
The Company’s objectives when managing its capital structure are to maintain financial flexibility and balance to enable the Company to access capital markets to sustain its on-going operations and to support its growth strategies. The Company primarily monitors capital on the basis of an internally derived financial measure referred to as its "debt to book capitalization ratio", which is the arithmetic ratio of net current and long-term debt divided by the sum of the carrying value of shareholders’ equity plus net current and long-term debt. The Company’s internal targeted range for its debt to book capitalization ratio is 25% to 45%. This range may be exceeded in periods when a combination of capital projects, acquisitions, or lower commodity prices occurs. The Company may be below the low end of the targeted range when cash flow from operating activities is greater than current investment activities. At September 30, 2018, the ratio was within the target range at 36.8%.
Readers are cautioned that the debt to book capitalization ratio is not defined by IFRS and this financial measure may not be comparable to similar measures presented by other companies. Further, there are no assurances that the Company will continue to use this measure to monitor capital or will not alter the method of calculation of this measure in the future.

	Sep 30 2018	Dec 31 2017
Long-term debt, net (1)	$19,437	$22,321
Total shareholders’ equity	$33,393	$31,653
Debt to book capitalization	36.8%	41.4%

(1)	Includes the current portion of long-term debt, net of cash and cash equivalents.

The Company is subject to a financial covenant that requires debt to book capitalization as defined in its credit facility agreements to not exceed 65%. At September 30, 2018, the Company was in compliance with this covenant.
15. NET EARNINGS PER COMMON SHARE

		Three Months Ended		Nine Months Ended
		Sep 30 2018	Sep 30 2017	Sep 30 2018	Sep 30 2017
Weighted average common shares outstanding – basic (thousands of shares)		1,218,784	1,215,616	1,223,449	1,160,006
Effect of dilutive stock options (thousands of shares)		6,083	6,312	6,186	7,520
Weighted average common shares outstanding – diluted (thousands of shares)		1,224,867	1,221,928	1,229,635	1,167,526
Net earnings		$1,802	$684	$3,367	$2,001
Net earnings per common share	– basic	$1.48	$0.56	$2.75	$1.72
	– diluted	$1.47	$0.56	$2.74	$1.71

Canadian Natural Resources Limited	16	Nine Months Ended September 30, 2018

16. FINANCIAL INSTRUMENTS
The carrying amounts of the Company’s financial instruments by category were as follows:

	Sep 30, 2018
Asset (liability)	Financial assets at amortized cost	Fair value through profit or loss	Derivatives used for hedging	Financial liabilities at amortized cost	Total
Accounts receivable	$1,977	$—	$—	$—	$1,977
Investments	—	658	—	—	658
Other long-term assets	577	25	212	—	814
Accounts payable	—	—	—	(1,008)	(1,008)
Accrued liabilities	—	—	—	(2,558)	(2,558)
Other long-term liabilities (1)	—	(4)	(28)	(118)	(150)
Long-term debt (2)	—	—	—	(19,733)	(19,733)
	$2,554	$679	$184	$(23,417)	$(20,000)

	Dec 31, 2017
Asset (liability)	Financial assets at amortized cost	Fair value through profit or loss	Derivatives used for hedging	Financial liabilities at amortized cost	Total
Accounts receivable	$2,397	$—	$—	$—	$2,397
Investments	—	893	—	—	893
Other long-term assets	510	—	204	—	714
Accounts payable	—	—	—	(775)	(775)
Accrued liabilities	—	—	—	(2,597)	(2,597)
Other long-term liabilities (3)	—	(38)	(65)	(469)	(572)
Long-term debt (2)	—	—	—	(22,458)	(22,458)
	$2,907	$855	$139	$(26,299)	$(22,398)

(1)	Includes $118 million of deferred purchase consideration payable over the next five years.

(2)	Includes the current portion of long-term debt.

(3)	Includes $469 million (US$375 million) of deferred purchase consideration which was paid to Marathon in March 2018.
The carrying amounts of the Company’s financial instruments approximated their fair value, except for fixed rate long-term debt. The fair values of the Company’s investments, recurring other long-term assets (liabilities) and fixed rate long-term debt are outlined below:

	Sep 30, 2018
	Carrying amount	Fair value
Asset (liability) (1) (2)		Level 1	Level 2	Level 3 (4)
Investments (3)	$658	$658	$—	$—
Other long-term assets	$814	$—	$237	$577
Other long-term liabilities	$(32)	$—	$(32)	$—
Fixed rate long-term debt (5) (6)	$(15,061)	$(15,787)	$—	$—

Canadian Natural Resources Limited	17	Nine Months Ended September 30, 2018

	Dec 31, 2017
	Carrying amount	Fair value
Asset (liability) (1) (2)		Level 1	Level 2	Level 3 (4)
Investments (3)	$893	$893	$—	$—
Other long-term assets	$714	$—	$204	$510
Other long-term liabilities	$(103)	$—	$(103)	$—
Fixed rate long-term debt (5) (6)	$(15,989)	$(17,259)	$—	$—

(1)
Excludes financial assets and liabilities where the carrying amount approximates fair value due to the liquid nature of the asset or liability (cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, and purchase consideration payable).

(2)	There were no transfers between Level 1, 2 and 3 financial instruments.

(3)	The fair value of the investments are based on quoted market prices.

(4)	The fair value of Redwater Partnership subordinated debt is based on the present value of future cash receipts.

(5)	The fair value of fixed rate long-term debt has been determined based on quoted market prices.

(6)	Includes the current portion of fixed rate long-term debt.
The following provides a summary of the carrying amounts of derivative financial instruments held and a reconciliation to the Company’s consolidated balance sheets.

Asset (liability)	Sep 30 2018	Dec 31 2017
Derivatives held for trading
Foreign currency forward contracts	$(1)	$(38)
Crude oil WCS (1) differential swaps	25	—
Natural gas AECO swaps	(3)	—
Cash flow hedges
Foreign currency forward contracts	(28)	(71)
Cross currency swaps	212	210
	$205	$101

Included within:
Current portion of other long-term assets and liabilities	$—	$(103)
Other long-term assets	205	204
	$205	$101

(1)	Western Canadian Select

For the nine months ended September 30, 2018, the Company recognized a gain of $3 million (year ended December 31, 2017 – gain of $5 million) related to ineffectiveness arising from cash flow hedges.
The estimated fair value of derivative financial instruments in Level 2 at each measurement date have been determined based on appropriate internal valuation methodologies and/or third party indications. Level 2 fair values determined using valuation models require the use of assumptions concerning the amount and timing of future cash flows and discount rates. In determining these assumptions, the Company primarily relied on external, readily-observable quoted market inputs as applicable, including crude oil and natural gas forward benchmark commodity prices and volatility, Canadian and United States forward interest rate yield curves, and Canadian and United States foreign exchange rates, discounted to present value as appropriate. The resulting fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction and these differences may be material.

Canadian Natural Resources Limited	18	Nine Months Ended September 30, 2018

Risk Management
The Company periodically uses derivative financial instruments to manage its commodity price, interest rate and foreign currency exposures. These financial instruments are entered into solely for hedging purposes and are not used for speculative purposes.
The changes in estimated fair values of derivative financial instruments included in the risk management asset were recognized in the financial statements as follows:

Asset (liability)	Sep 30 2018	Dec 31 2017
Balance – beginning of period	$101	$489
Net change in fair value of outstanding derivative financial instruments recognized in:
Risk management activities	62	(37)
Foreign exchange	86	(375)
Other comprehensive (loss) income	(44)	24
Balance – end of period	205	101
Less: current portion	—	(103)
	$205	$204
Net (gain) loss from risk management activities were as follows:

	Three Months Ended		Nine Months Ended
	Sep 30 2018	Sep 30 2017	Sep 30 2018	Sep 30 2017
Net realized risk management (gain) loss	$(8)	$96	$(54)	$71
Net unrealized risk management (gain) loss	(21)	8	(62)	(38)
	$(29)	$104	$(116)	$33
Financial Risk Factors

a)	Market risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company’s market risk is comprised of commodity price risk, interest rate risk, and foreign currency exchange risk.
Commodity price risk management
The Company periodically uses commodity derivative financial instruments to manage its exposure to commodity price risk associated with the sale of its future crude oil and natural gas production and with natural gas purchases.
At September 30, 2018, the Company had the following derivative financial instruments outstanding to manage its commodity price risk:

	Remaining term			Volume	Weighted average price	Index
Crude Oil
WCS differential swaps	Oct 2018	-	Dec 2018	15,000 bbl/d	US$24.75	WCS
	Jan 2019	-	Sep 2019	8,000 bbl/d	US$23.57	WCS
Natural Gas
AECO swaps			Oct 2018	100,000 GJ/d	$1.01	AECO
			Oct 2018	200,000 GJ/d	$1.08	AECO
The Company's outstanding commodity derivative financial instruments are expected to be settled monthly based on the applicable index pricing for the respective contract month.

Canadian Natural Resources Limited	19	Nine Months Ended September 30, 2018

Interest rate risk management
The Company is exposed to interest rate price risk on its fixed rate long-term debt and to interest rate cash flow risk on its floating rate long-term debt. The Company periodically enters into interest rate swap contracts to manage its fixed to floating interest rate mix on long-term debt. Interest rate swap contracts require the periodic exchange of payments without the exchange of the notional principal amounts on which the payments are based. At September 30, 2018, the Company had no interest rate swap contracts outstanding.
Foreign currency exchange rate risk management
The Company is exposed to foreign currency exchange rate risk in Canada primarily related to its US dollar denominated long-term debt, commercial paper and working capital. The Company is also exposed to foreign currency exchange rate risk on transactions conducted in other currencies and in the carrying value of its foreign subsidiaries. The Company periodically enters into cross currency swap contracts and foreign currency forward contracts to manage known currency exposure on US dollar denominated long-term debt, commercial paper and working capital. The cross currency swap contracts require the periodic exchange of payments with the exchange at maturity of notional principal amounts on which the payments are based.
At September 30, 2018, the Company had the following cross currency swap contracts outstanding:

	Remaining term			Amount	Exchange rate (US$/C$)	Interest rate (US$)	Interest rate (C$)
Cross currency
Swaps	Oct 2018	—	Nov 2021	US$500	1.022	3.45%	3.96%
	Oct 2018	—	Mar 2038	US$550	1.170	6.25%	5.76%
All cross currency swap derivative financial instruments were designated as hedges at September 30, 2018 and were classified as cash flow hedges.
In addition to the cross currency swap contracts noted above, at September 30, 2018, the Company had US$3,322 million of foreign currency forward contracts outstanding, with original terms of up to 90 days, including US$2,965 million designated as cash flow hedges.
b) Credit risk
Credit risk is the risk that a party to a financial instrument will cause a financial loss to the Company by failing to discharge an obligation.
Counterparty credit risk management
The Company’s accounts receivable are mainly with customers in the crude oil and natural gas industry and are subject to normal industry credit risks. The Company manages these risks by reviewing its exposure to individual companies on a regular basis and where appropriate, ensures that parental guarantees or letters of credit are in place to minimize the impact in the event of default. At September 30, 2018, substantially all of the Company’s accounts receivable were due within normal trade terms.
The Company is also exposed to possible losses in the event of nonperformance by counterparties to derivative financial instruments; however, the Company manages this credit risk by entering into agreements with counterparties that are substantially all investment grade financial institutions. At September 30, 2018, the Company had net risk management assets of $227 million with specific counterparties related to derivative financial instruments (December 31, 2017 – $187 million).
The carrying amount of financial assets approximates the maximum credit exposure.
c) Liquidity risk
Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities.
Management of liquidity risk requires the Company to maintain sufficient cash and cash equivalents, along with other sources of capital, consisting primarily of cash flow from operating activities, available credit facilities, commercial paper and access to debt capital markets, to meet obligations as they become due. The Company believes it has adequate bank credit facilities to provide liquidity to manage fluctuations in the timing of the receipt and/or disbursement of operating cash flows.

Canadian Natural Resources Limited	20	Nine Months Ended September 30, 2018

The maturity dates for financial liabilities were as follows:

	Less than 1 year	1 to less than 2 years	2 to less than 5 years	Thereafter
Accounts payable	$1,008	$—	$—	$—
Accrued liabilities	$2,558	$—	$—	$—
Other long-term liabilities	$57	$24	$69	$—
Long-term debt (1) (2)	$500	$4,170	$5,840	$9,348

(1)	Long-term debt represents principal repayments only and does not reflect interest, original issue discounts and premiums or transaction costs.

(2)
In addition to the financial liabilities disclosed above, estimated interest and other financing payments are as follows: less than one year, $795 million; one to less than two years, $755 million; two to less than five years, $1,623 million; and thereafter, $5,161 million. Interest payments were estimated based upon applicable interest and foreign exchange rates at September 30, 2018.

17. COMMITMENTS AND CONTINGENCIES
The Company has committed to certain payments as follows:

	Remaining 2018	2019	2020	2021	2022	Thereafter
Product transportation and pipeline	$169	$644	$611	$585	$500	$4,250
North West Redwater Partnership service toll (1)	$24	$79	$126	$157	$158	$3,015
Offshore equipment operating leases	$55	$111	$69	$72	$7	$—
Office leases	$11	$43	$43	$40	$31	$121
Other	$37	$48	$39	$36	$35	$362

(1)
As per the processing agreements, on June 1, 2018 the Company began paying its 25% pro rata share of the debt portion of the monthly cost of service toll, which currently consists of interest and fees, with principal repayments beginning in 2020. Included in the service toll is $1,318 million of interest payable over the 30 year tolling period. See note 8.

In addition to the commitments disclosed above, the Company has entered into various agreements related to the engineering, procurement and construction of its various development projects. These contracts can be cancelled by the Company upon notice without penalty, subject to the costs incurred up to and in respect of the cancellation.
The Company is defendant and plaintiff in a number of legal actions arising in the normal course of business. In addition, the Company is subject to certain contractor construction claims. The Company believes that any liabilities that might arise pertaining to any such matters would not have a material effect on its consolidated financial position.

Canadian Natural Resources Limited	21	Nine Months Ended September 30, 2018

18. SEGMENTED INFORMATION

	North America				North Sea				Offshore Africa				Total Exploration and Production

(millions of Canadian dollars, unaudited)	Three Months Ended		Nine Months Ended		Three Months Ended		Nine Months Ended		Three Months Ended		Nine Months Ended		Three Months Ended		Nine Months Ended
	Sep 30		Sep 30		Sep 30		Sep 30		Sep 30		Sep 30		Sep 30		Sep 30
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Segmented product sales
Crude oil and NGLs	2,162	1,779	6,331	5,390	201	152	535	484	230	180	424	409	2,593	2,111	7,290	6,283
Natural gas	265	317	834	1,179	45	33	112	85	18	16	53	39	328	366	999	1,303
Total segmented product sales	2,427	2,096	7,165	6,569	246	185	647	569	248	196	477	448	2,921	2,477	8,289	7,586
Less: royalties	(247)	(201)	(685)	(581)	—	—	(1)	(1)	(22)	(12)	(42)	(25)	(269)	(213)	(728)	(607)
Segmented revenue	2,180	1,895	6,480	5,988	246	185	646	568	226	184	435	423	2,652	2,264	7,561	6,979
Segmented expenses
Production	576	569	1,816	1,730	96	95	271	281	52	82	121	180	724	746	2,208	2,191
Transportation, blending and feedstock	613	472	2,046	1,626	6	8	18	26	—	—	1	1	619	480	2,065	1,653
Depletion, depreciation and amortization	795	821	2,353	2,393	53	71	169	472	69	53	139	153	917	945	2,661	3,018
Asset retirement obligation accretion	22	20	66	59	7	7	21	21	2	2	7	6	31	29	94	86
Risk management activities (commodity derivatives)	(32)	49	(19)	(52)	—	—	—	—	—	—	—	—	(32)	49	(19)	(52)
Gain on acquisition, disposition and revaluation of properties	(272)	—	(272)	(35)	—	—	(139)	—	—	—	—	—	(272)	—	(411)	(35)
Equity loss (gain) from investments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total segmented expenses	1,702	1,931	5,990	5,721	162	181	340	800	123	137	268	340	1,987	2,249	6,598	6,861
Segmented earnings (loss) before the following	478	(36)	490	267	84	4	306	(232)	103	47	167	83	665	15	963	118
Non–segmented expenses
Administration
Share-based compensation
Interest and other financing expense
Risk management activities (other)
Foreign exchange (gain) loss
Loss (gain) from investments
Total non–segmented expenses
Earnings before taxes
Current income tax expense (recovery)
Deferred income tax expense
Net earnings

Canadian Natural Resources Limited	22	Nine Months Ended September 30, 2018

	Oil Sands Mining and Upgrading				Midstream				Inter–segment elimination and other				Total

(millions of Canadian dollars, unaudited)	Three Months Ended		Nine Months Ended		Three Months Ended		Nine Months Ended		Three Months Ended		Nine Months Ended		Three Months Ended		Nine Months Ended
	Sep 30		Sep 30		Sep 30		Sep 30		Sep 30		Sep 30		Sep 30		Sep 30
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Segmented product sales
Crude oil and NGLs	3,219	2,067	9,683	4,749	26	26	78	74	129	116	290	318	5,967	4,320	17,341	11,424
Natural gas	—	—	—	—	—	—	—	—	32	39	111	117	360	405	1,110	1,420
Total segmented product sales	3,219	2,067	9,683	4,749	26	26	78	74	161	155	401	435	6,327	4,725	18,451	12,844
Less: royalties	(159)	(46)	(398)	(98)	—	—	—	—	—	—	—	—	(428)	(259)	(1,126)	(705)
Segmented revenue	3,060	2,021	9,285	4,651	26	26	78	74	161	155	401	435	5,899	4,466	17,325	12,139
Segmented expenses
Production	842	829	2,570	1,754	5	4	16	12	14	18	43	54	1,585	1,597	4,837	4,011
Transportation, blending and feedstock	265	246	913	340	—	—	—	—	147	137	347	375	1,031	863	3,325	2,368
Depletion, depreciation and amortization	385	324	1,161	756	4	2	11	6	—	—	—	—	1,306	1,271	3,833	3,780
Asset retirement obligation accretion	16	15	46	33	—	—	—	—	—	—	—	—	47	44	140	119
Risk management activities (commodity derivatives)	—	—	—	—	—	—	—	—	—	—	—	—	(32)	49	(19)	(52)
Gain on acquisition, disposition and revaluation of properties	—	—	—	(230)	—	(114)	—	(114)	—	—	—	—	(272)	(114)	(411)	(379)
Equity loss (gain) from investments	—	—	—	—	2	(20)	5	(32)	—	—	—	—	2	(20)	5	(32)
Total segmented expenses	1,508	1,414	4,690	2,653	11	(128)	32	(128)	161	155	390	429	3,667	3,690	11,710	9,815
Segmented earnings (loss) before the following	1,552	607	4,595	1,998	15	154	46	202	—	—	11	6	2,232	776	5,615	2,324
Non–segmented expenses
Administration													77	73	234	235
Share-based compensation													(85)	114	2	37
Interest and other financing expense													180	183	560	462
Risk management activities (other)													3	55	(97)	85
Foreign exchange (gain) loss													(168)	(367)	281	(770)
Loss (gain) from investments													80	(64)	214	4
Total non–segmented expenses													87	(6)	1,194	53
Earnings before taxes													2,145	782	4,421	2,271
Current income tax expense (recovery)													197	(50)	608	(76)
Deferred income tax expense													146	148	446	346
Net earnings													1,802	684	3,367	2,001

Canadian Natural Resources Limited	23	Nine Months Ended September 30, 2018

Capital Expenditures (1)

	Nine Months Ended
	Sep 30, 2018			Sep 30, 2017
	Net expenditures	Non-cash and fair value changes (2)	Capitalized costs	Net (3) expenditures	Non-cash and fair value changes (2)(3)	Capitalized costs

Exploration and evaluation assets
Exploration and Production
North America (4)	$114	$—	$114	$149	$(162)	$(13)
North Sea	—	—	—	—	—	—
Offshore Africa	29	—	29	10	—	10
Oil Sands Mining and Upgrading	218	(3)	215	142	117	259
	$361	$(3)	$358	$301	$(45)	$256

Property, plant and equipment
Exploration and Production
North America	$1,953	$(113)	$1,840	$2,382	$254	$2,636
North Sea	73	220	293	108	20	128
Offshore Africa	129	—	129	58	4	62
	2,155	107	2,262	2,548	278	2,826
Oil Sands Mining and Upgrading (5)	812	(178)	634	9,035	5,764	14,799
Midstream (6)	11	—	11	78	114	192
Head office	14	—	14	30	—	30
	$2,992	$(71)	$2,921	$11,691	$6,156	$17,847

(1)	This table provides a reconciliation of capitalized costs including derecognitions and does not include the impact of foreign exchange adjustments.

(2)
Asset retirement obligations, deferred income tax adjustments related to differences between carrying amounts and tax values, transfers of exploration and evaluation assets, transfers of property, plant and equipment to inventory due to change in use, and other fair value adjustments.

(3)
Net expenditures on exploration and evaluation assets and property, plant and equipment for the nine months ended September 30, 2017 exclude non-cash share consideration of $3,818 million issued on the acquisition of AOSP and other assets. This non-cash consideration is included in non-cash and other fair value changes.

(4)	The above noted figures for 2017 do not include the impact of a pre-tax cash gain of $35 million on the disposition of certain exploration and evaluation assets.

(5)	Net expenditures for Oil Sands Mining and Upgrading also include capitalized interest and share-based compensation.

(6)	Included in 2017 is the impact of a pre-tax non-cash revaluation gain of $114 million ($83 million after-tax) related to a previously held joint interest in a pipeline system.
Segmented Assets

	Sep 30 2018	Dec 31 2017
Exploration and Production
North America	$28,262	$28,705
North Sea	1,826	1,854
Offshore Africa	1,440	1,331
Other	59	29
Oil Sands Mining and Upgrading	40,208	40,559
Midstream	1,441	1,279
Head office	108	110
	$73,344	$73,867

Canadian Natural Resources Limited	24	Nine Months Ended September 30, 2018

SUPPLEMENTARY INFORMATION
INTEREST COVERAGE RATIOS
The following financial ratios are provided in connection with the Company’s continuous offering of medium-term notes pursuant to the short form prospectus dated July 2017. These ratios are based on the Company’s interim consolidated financial statements that are prepared in accordance with accounting principles generally accepted in Canada.

Interest coverage ratios for the twelve month period ended September 30, 2018:
Interest coverage (times)
Net earnings (1)	7.3x
Adjusted funds flow (2)	14.4x

(1)	Net earnings plus income taxes and interest expense excluding current and deferred PRT expense and other taxes; divided by the sum of interest expense and capitalized interest.

(2)	Adjusted funds flow plus current income taxes and interest expense excluding current PRT expense and other taxes; divided by the sum of interest expense and capitalized interest.

Canadian Natural Resources Limited	25	Nine Months Ended September 30, 2018